Exhibit 99.1

December 16, 2004

CONTACT:
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Moshe Amit, CFO	Financial Communication	Kenny Green
Tel: +972-4-604-8308	Noam Yellin	Gelbart-Kahana International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 646 201 9246
Mobile: +972-5-469-4902	Fax: +972 544 246720	Freephone: (US) 1 866 704 6710
mosheamit@camtek.co.il		kenny@gk-biz.com
kenny.green@galir.com

AT&S SELECTS CAMTEK’S DRAGON
WITH KUTTLER’S MATERIAL HANDLING
FOR FULLY AUTOMATIC OPTICAL INSPECTION LINES

Systems installed in Austria and China Plants

MIGDAL HAEMEK, Israel – December 16, 2004 – Camtek Ltd. (NASDAQ: CAMT) announced today that AT&S, the largest European manufacturer of printed circuit boards (PCB) and a major global player in this field, has selected the Dragon, Camtek’s automatic optical inspection (AOI) system for inspection of mass PCB production. The order included systems for new automated AOI lines in AT&S’ plants in Austria and China. The Dragon systems were integrated with KSL-Kuttler’s CleanLine series automated material handling modules (automatic loaders and unloaders) that were specially designed for AT&S.

Revenues from this order were already recognized during the second and third quarters of this year.

Thomas Mölders, VP Sales of Camtek Europe, commented: “As a leading global manufacturer of high density boards, AT&S required acute detection ability at high throughput rates with fully automated material handling. We are proud of the opportunity and look forward to supporting AT&S’ AOI needs in their facilities worldwide.”

ABOUT DRAGON
Camtek’s Dragon is a family of fast optical inspection systems. Designed for flexibility and easy integration with material handling automation in various configurations, the Dragon models deliver record throughputs for all PCB manufacturing technologies including HDI and IC substrates.

ABOUT AT&S
AT&S – Austria Technologie & Systemtechnik AG (Austria Technology & System Engineering Corp.) is Europe’s largest and most technologically advanced producer of printed circuit boards, and the world’s third manufacturer of High-Density Interconnect Substrates (HDI-S) using HDI Microvia technology. The printed circuit boards AT&S manufactures are used predominantly in the telecommunications sector (cell phones), as well as in the automotive, industrial and medical instrument industries.

With six plants in Austria, India and China, AT&S achieved total revenues of €316 million (approximately $380 million) in fiscal 2003, and expects a 10% sequential growth this year.

ABOUT CAMTEK
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. www.camtek.co.il

ABOUT KUTTLER
KSL-Kuttler Automation Systems is located in the Black-Forest in Germany and is recognized as an automation leader throughout the world of printed circuit manufacturing. Kuttler introduced the CleanLine series in 2003 with applications reaching today every corner of the globe.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including the failure to generate the expected level of revenues as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.